SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM 15

        CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
           SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
        SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934.

                                 Commission File Number    1-3103-2


              New York State Electric & Gas Corporation
            (Exact name of registrant as specified in its charter)


    P. O. Box 3287, Ithaca, New York  14852-3287        607-347-4131
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock (Par Value $6.66 2/3)
           (Title of each class of securities covered by this Form)


  First Mortgage Bonds, 7 5/8% Series due 2001 (Due November 1, 2001) 3.75% Cumulative Preferred Stock (Par Value $100)
  4 1/2% Cumulative Preferred Stock (Series 1949) (Par Value $100)
  4.15% Cumulative Preferred Stock (Par Value $100)
  4.40% Cumulative Preferred Stock (Par Value $100)
  4.15% Cumulative Preferred Stock (Series 1954) (Par Value $100)
  7.40% Cumulative Preferred Stock (Par Value $25)
  Adjustable Rate Cumulative Preferred Stock, Series B (Par Value $25)
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    X           Rule 12h-3(b)(1)(i)
     Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                        Rule 15d-6            X

     Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934 New York State Electric & Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                            New York State Electric & Gas Corporation






                            By          Sherwood J. Rafferty
                                        Sherwood J. Rafferty
                                      Senior Vice President and
                                       Chief Financial Officer


Date:  May 1, 1998